SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer

ambev

EARNINGS CALL

4Q25 & FY25



This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the fourth quarter and full year of 2025 (4Q25 and FY25). This presentation should not be considered as a complete document and should be analyzed together with the Company's financial statements (DFP) for the year and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the fourth quarter and full year of 2024 (4Q24 and FY24). Values in this release may not add up due to rounding.



Corona Extra
Budweiser
STELLA ARTOIS
Belgium
ambev
ambev

4Q25 & FY25

OPERATING PERFORMANCE HIGHLIGHTS

ambev






ANTARCTICA
ORIGINAL
ANTARCTICA




SPATEN
SEIT 1397
SPATEN
MUNICH




Corona Extra
Corona Extra

MISSION

1. AVOID DISRUPTIONS
2. KEEP MOMENTUM
3. BUILD A STRONGER COMPANY


STELLA ARTOIS
STELLA ARTOIS
PURE GOLD
MENOS CALORIAS*
SEM GLÚTEN
CERVEJA PURO MALTE

MOMENTUM CARRY-OVER

PORTFOLIO STRENGTH

CUSTOMER & CONSUMER CENTRICITY

ADVANCED PROFITABILITY


STELLA ARTOIS


COLLECTIVE OWNERSHIP
Michelob
ULTRA
SUPERIOR
LIGHT BEER

ambev

ENGAGEMENT TO ALL-TIME HIGHS


2019
2020
2021
2022
2023
2024
2025


ULTRA

[1]Engagement Brazil & Latin America South

ambev

BEER PASSION


Corona
Extra
BEER

2025

CYCLICAL AND OCCASION-DRIVEN HEADWINDS

- BEER LOVER ENGAGEMENT
- CATEGORY EQUITY
- CATEGORY GROWTH


Corona Extra
Corona Cero

"WHAT CHANGED IN 2025 WAS NOT WHETHER CONSUMERS WANT BEER, BUT HOW OFTEN THE RIGHT MOMENTS HAPPENED"

ambev

GROWTH STRATEGY



1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

GROWTH STRATEGY

ambev


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

CATEGORY CAPTAIN

ambev



ACTUAL CONSUMPTION
Corona Extra
Michelob ULTRA
STELLA ARTOIS
PURE GOLD
Corona Cero
SUNBREW
SKOL
ZERO ZERO
PRESSED LEMON
FLYING FISH
CATEGORY POTENTIAL

GROWTH STRATEGY


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

SHAPING OUR OWN FUTURE

ambev



CUSTOMERS PERFORMANCE IMPROVEMENT

SELL-OUT ACTIVATION TOOLS

MARKETPLACE GMV +70%

GROSS MARGIN +3.5PP YOY

ambev

OUR FOOT IN THE FUTURE

LEADING CONVENIENCE PLATFORM



LOVED BY YOUNG ADULT CONSUMERS

Zé DELIVERY

GROWTH STRATEGY


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

ambev

ambev

AMBITION ACCOMPLISHED


BRAHMA

- CONSOLIDATED EBITDA MARGIN EXPANSION
- R$ 20 BILLION IN ANNOUNCED SHAREHOLDER RETURNS

FOOTPRINT FINANCIAL PERFORMANCE

ambev



- EBITDA Contribution
- EBITDA
- EBITDA Mg

CANADA[1]
10%
+4.7%
+100 bps

CAC[1]
16%
+2.7%
+110 bps

BRAZIL BEER[1]
48%
+3.2%
+110 bps

LAS[1]
18%
+12.9%
-60 bps

BRAZIL NAB[1]
9%
+8.5%
+90 bps

Note:
[1] 2025 FY EBITDA & percentage contribution

ambev

BU BRAZIL BEER

2025: VOLUME -4.5% | NR/HL[1] +4.7%

4Q25: VOLUME -2.6% | NR/HL[1] +4.4%

- **MORE COMPLETE PORTFOLIO**
- **4Q VOLUME IMPROVED SEQUENTIALLY**
- **LEADING WHERE CATEGORY IS EXPANDING THE MOST**
  - **PREMIUM AND SUPER-PREMIUM**
  - **BALANCED CHOICES**
  - **NON-ALCOHOL**


Corona
Extra
LA CERVEZA MAS FINA
CERVECERIA MODELO, S. DE R.L. DE C.V.
MEXICO
CERVEJA

Note:
[1]Excluding non-Ambev marketplace products

ELEVATE THE CORE


BRAHMA
Chopp
BRAHMA
Chopp
600ml


A CERVEJA QUE DESCE REDONDO
DESDE 1964

ambev

BU BRAZIL NAB

2025: VOLUME -3.1% | NR/HL[1] +8.3%

4Q25: VOLUME -6.6% | NR/HL[1] +9.2%

- **EBITDA GROWTH WITH MARGIN EXPANSION**
- **GUARANÁ ANTARCTICA EQUITY STRENGTHENED**
- **YEAR WITH TWO DIFFERENT HALVES**



ORIGINAL DO BRASIL
Guaraná
ANTARCTICA
zero
NOVO SABOR
350ml
AZIL

Note:
[1]Excluding non-Ambev marketplace products

BU LAS

2025: VOLUME -0.9% | NR/HL[1] +16.7%

4Q25: VOLUME -4.9% | NR/HL[1] +19.9%

ARGENTINA

- MACRO CONTINUED TO IMPROVE
- SLOW CONSUMPTION RECOVERY
- SOLID BUSINESS FUNDAMENTALS


Quilmes
IMPORTED
Quilmes
CERVEZA
ARGENTINA'S
favorite beer
330ml
Quilmes
CERVEZA ARGENTINA

Note:
[1]Excluding non-Ambev marketplace products

ambev

BU CAC

2025: VOLUME -1.8% | NR/HL[1] +2.0%

4Q25: VOLUME +0.4% | NR/HL[1] -1.3%

DOMINICAN REPUBLIC

- **CONSUMPTION ENVIRONMENT IMPROVED SEQUENTIALLY**
- **GROWING BEER SHARE OF ALCOHOLIC BEVERAGES**
- **PRESIDENTE EQUITY AT ALL-TIME HIGHS**



Presidente
CERVEZA TIPO
PILSENER
AUTÉNTICO ORGULLO DOMINICANO
Elaborada en la República Dominicana

Note:
[1]Excluding non-Ambev marketplace products

BU CANADA

2025: VOLUME -1.3% | NR/HL[1] +2.2%

4Q25: VOLUME -0.7% | NR/HL[1] +2.3%

- **OUTPERFORMED BEER AND BEYOND BEER INDUSTRIES**
- **MEGABRANDS MOMENTUM**
- **EBITDA MARGIN EXPANSION**



Michelob
ULTRA
EXCEPTIONAL LIGHT BEER
473 mL
4.0% alc./vol. • LIGHT BEER

Note:
[1]Excluding non-Ambev marketplace products

4Q25 & FY25
FINANCIAL PERFORMANCE

ambev






ANTARCTICA
ORIGINAL
ANTARCTICA




SEIT 1397
SPATEN
MUNICH


Corona Extra
Corona Extra


STELLA ARTOIS

DISCIPLINED VALUE CREATION

- NORMALIZED EBITDA GROWTH WITH MARGIN EXPANSION
- EPS GROWTH AND RESILIENT CASH GENERATION
- HIGHER CAPITAL RETURN TO SHAREHOLDERS


STELLA ARTOIS
STELLA ARTOIS
PURE GOLD
MENOS CALORIAS*
SEM GLÚTEN
CERVEJA PURO MALTE
STELLA ARTOIS
STELLA ARTOIS
PURE GOLD

ambev


STELLA ARTOIS
STELLA ARTOIS
PURE GOLD

MARGIN EXPANSION DRIVERS

CONSOLIDATED NORMALIZED EBITDA MARGIN +50 BPS

1. NR/HL +7.5% SUPPORTED BY OUR BRANDS
2. FINANCIAL DISCIPLINE
3. EFFICIENT RESOURCE ALLOCATION

STATED NET INCOME

ambev



FY 2025
(BRL billion)
Foreign currency FX variation losses
BRL appreciation
Expenses to source USD in Bolivia
14.8
1.3
0.3
-1.7
1.2
16.0
NET INCOME FY 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
INCOME TAX EXPENSE
NET INCOME FY 2025

STATED NET INCOME

ambev



FY 2025
(BRL billion)
Effective Tax Rate 17.7%
14.8
1.3
0.3
-1.7
1.2
16.0
NET INCOME FY 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
INCOME TAX EXPENSE
NET INCOME FY 2025

STATED NET INCOME

ambev


FY 2025
(BRL billion)
+8.2%
14.8
1.3
0.3
-1.7
1.2
16.0
NET INCOME FY 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
INCOME TAX EXPENSE
NET INCOME FY 2025

CASHFLOW


FY 2025
(BRL billion)
28.6
24.5
-5.0
-26.8
-2.7
18.6
CASH & CASH EQUIVALENTS DEC'24
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS DEC'25

2026 CAPITAL ALLOCATION PRIORITIES

1. REINVEST IN ORGANIC GROWTH
2. MAINTAIN DISCIPLINED M&A
3. RETURN EXCESS CASH TO SHAREHOLDERS


Michelob
ULTRA

2026 OUTLOOK

ambev

BRAZIL BEER

Cash COGS/hl*

+4.5%-7.5% VS LY

* Excluding non-Ambev marketplace products

ambev



IR TEAM UPDATE



GUILHERME YOKA



PATRICK CONRAD

ABILITY TO READ AND ADAPT



ambev

SOCIALIZATION MOMENTS

JAN	FEB	MAR	APR	MAY	JUN	JUL


BRAHMA




Carnaval
É COISA
NOSSA
Guaraná
zero


A CERVEJA QUE DESCE REDONDO
DESDE 1954
SKOL
PILSNER
LAGER
269ml


FIFA
BRAHMA
CBF
BRASIL
BRAHMA


Chopp
BRAHMA

ambev

1 BEER IS A LOVED CATEGORY

2 ADVANCING ON OUR STRATEGY

3 MOMENTUM CARRY-OVER


THANK YOU!!

ambev



Q&A


BRAHMA


BEATS
GREEN MIX
SABOR
FRUTAS
VERDES




É COISA
NOSSA
Guaraná
ANTARCTICA